QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated 24 January 2003

GUCCI GROUP N.V. ANNOUNCES SHARE BUY BACK

        Amsterdam, The Netherlands, January 24, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces that it has instructed its bankers to purchase a maximum of 3,500,000 of the Company's shares, at prices not to exceed a defined maximum, on the New York and Euronext Amsterdam stock exchanges between January 27, 2003 and April 30, 2003.

        The Company's stock repurchase program being announced today has been designed and will be conducted in a manner to assure compliance with the Company's Insider Trading Policy and US and Dutch securities law, including their respective "safe harbors".

        As the Company will temporarily hold the purchased shares in treasury, reissuing them to Gucci employees upon exercise of their stock options, the purchased shares will not be subject to tax.

        Gucci will fund the share purchases from its financial assets.

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries: Tomaso Galli Director of Corporate Communications Gucci Group N.V. +31 20 462 1700 +39 02 8800 5555	For investors / analysts inquiries: Cedric Magnelia / Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +31 20 462 1700 +39 055 7592 2456

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 January, 2003	GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

QuickLinks

GUCCI GROUP N.V. ANNOUNCES SHARE BUY BACK
SIGNATURES